FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Decision on Calling Shareholders’ Meeting(Revised)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 25, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item1

Decision on Calling Shareholders’ Meeting (Revised)

Revise Date	February 25, 2010

1. Related Revise Disclosure	Decision on Calling Shareholders’ Meeting
2. Related Revise Disclosure date	February 23, 2010
3. Reason for Revised	Simple Miss Typed
4. Revised Item
Revised Item	Before Revised		After Revised
Attached Item4
Item 4 Approval of Limitation on Remuneration of Directors

Pursuant to provisions of our Articles of Incorporation, the limit on remuneration of directors including outside directors shall be approved at the Annual General Meeting of Shareholders. The Board of Directors is empowered to determine the compensation of respective directors. The Board of Director proposes total remuneration limit for directors to be KRW 1,200 million in 2010.

Details of the Limitation on Remuneration of Directors

Item 4 Approval of Limitation on Remuneration of Directors

Pursuant to provisions of our Articles of Incorporation, the limit on remuneration of directors including outside directors shall be approved at the Annual General Meeting of Shareholders. The Board of Directors is empowered to determine the compensation of respective directors. The Board of Director proposes total remuneration limit for directors to be KRW 1,260 million in 2010.

Details of the Limitation on Remuneration of Directors

	Approved Total Limitation on Remuneration of Directors in 2009	KRW 1,200,000,000	Approved Total Limitation on Remuneration of Directors in 2009	KRW 1,200,000,000
	Total payment on Remuneration of Directors in 2009	KRW 565,522,707	Total payment on Remuneration of Directors in 2009	KRW 565,522,707
	Approval of Limitation on Remuneration of Directors in 2010	KRW 1,200,000,000	Approval of Limitation on Remuneration of Directors in 2010	KRW 1,260,000,000

Decision on Calling Shareholders’ Meeting

1. Date and Time	Date	26 March 2010
	Time	AM 9:00
2. Place		Guro-gumin meeting hall 12 Euisadang-Gil Guro-gu Seoul Korea
3. Agenda and Key Issues
Matters to be Reported

- Auditors’ Reports
- Business Report for the 10th Fiscal Year
- Selection of External Auditor

Matters requiring resolution
Agenda No 1.
Approval of Balance sheet, Income Statement and Statement of Accumulated Deficit for the 10th Fiscal Year

Agenda No 2.
Amendments of Articles of Incorporation

Agenda No 3.
Approval of Grant of Stock Purchase Option by the Board of Directors

Agenda No 4.
Approval of Limitation on Remuneration of Directors

4. Date of Board of Directors Resolution		22 Feb 2010
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors in Attendance( on Audit Committee who are not outside Directors)		-
5. Other		-
※ Relevant Disclosure -

Introduction or abolition of Cumulative Voting
	As Is	To Be
Introduction of Cumulative Voting	-	-
Exclusion of Cumulative Voting	-	Introduction

Webzen Inc.
10th Annual General Meeting of Shareholders

Dear Valued Shareholders,

Based on our Article 25 of the Articles of Incorporation, the Board of Directors are calling the 10th Annual General Meeting of Shareholders, and look forward to your participation.

1.	Date and Time : 9:00 a.m. Friday, March 26th, 2010

2.	Place : 1F, Guro-gumin meeting hall, 12 Euisadang-Gil, Guro-gu, Seoul 152-842, Korea

3.	Agenda and Key Issues

Item 1:	Approval of Non-consolidated Balance Sheet, Income Statement andStatement of Appropriation of Retained Earnings for the 10th Fiscal Year
Item 2:	Amendments to the Articles of Incorporation
Item 3:	Approval of Grant of Stock Purchase Option by Board of Directors
Item 4:	Approval of Limitation on Remuneration for Directors

4.	Calling Annual General Meeting of Shareholders and Notice
Pursuant to Article 542-4 of the Korean Commercial Code, we publish the calling notice electronically, and also provide relevant information at our head office and branches and through Financial Supervisory Service, Korea Securities Dealers Association and Hana Bank Securities Agent.  Please refer to the notice and information, as needed.

5.	Exercise of Actual Shareholder’s Voting Rights
Beneficial stockholders who have their stocks deposited at the Korea Securities Depository may exercise their voting rights directly or, if the stockholders do not want to exercise their voting rights, have to notify their intentions to the Korea Securities Depository at least five (5) days prior to the meeting.  If no notification is given, according to clauses 5 and 6, Article 314 of the Capital Market and Financial Investment Business Act, the Korea Securities Depository can exercise their respective voting rights.

6.	Preparation Material for Meeting
-Direct exercise: Attendance sheet, shareholder’s identification
-Proxy exercise: Attendance sheet, mandate letter (which states the shareholder and proxy’s personal information and has legal seal imprinted) and proxy’s identification.

February 22th, 2010

Item 1	Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 9th Fiscal Year

Balance sheet
December 31, 2009 and 2008

		(Unit : KRW)
Description	As of Dec-31-2009	As of Dec-31-2008
Assets
Current Assets	88,921,184,111	76,475,160,673
Non-Current Assets	43,327,295,346	54,380,881,728
Investments	458,671,101	2,690,077,964
Property, Plant and Equipment	3,879,309,824	5,461,695,792
Intangible Assets	5,343,785,398	4,998,235,129
Other non-current Assets	33,645,529,023	41,230,872,843
Total Assets	132,248,479,457	130,856,042,401
Liabilities
Current Liabilities	7,159,263,854	6,208,173,010
Non-Current Liabilities	4,852,255,657	5,646,156,446
Total Liabilities	12,011,519,511	11,854,329,456
Shareholders' Equity
Capital Stock	6,487,000,000	6,487,000,000
Capital Surplus	135,892,426,686	135,527,919,976
Capital Adjustment	(18,717,073,611)	(19,126,728,597)
Accumulated Other Comprehensive Income/Loss	(1,442,217,160)	(1,585,072,927)
Retained Earnings	(1,983,175,969)	(2,301,405,507)
Total Shareholders' Equity	120,236,959,946	119,001,712,945
Total Liabilities and Shareholders' Equity	132,248,479,457	130,856,042,401

Income Statement
For the year ended December 31, 2009 and 2008

		(Unit : KRW)
Description	2009 Year ended	2008 Year ended
I. Revenue	27,802,307,596	28,481,064,580
II. Cost of Revenue	12,401,467,584	11,754,336,018
III. Gross Profit	15,400,840,012	16,726,728,562
IV. Operating Expenses	16,947,071,120	23,772,992,372
V. Operation Profit	(1,546,231,108)	(7,046,263,810)
VI. Other Income	6,418,455,270	9,378,395,755
VII. Other Expenses	3,499,201,377	15,796,409,241
VIII. Net Income before Income Taxes	1,373,022,785	(13,464,277,296)
IX. Income Tax Expenses	1,054,793,247	801,347,350
X. Net Income	318,229,538	(14,265,624,646)

Statements of Appropriation of Accumulated Deficit
For the Year Ended December 31, 2009 and 2008

		(Unit : KRW)
Description	2009 Amount	2008 Amount
Ⅰ. Retained Earnings before Appropriations	2,866,279,474	3,184,509,012
1. Unappropriated Retained Earnings Carried over from Prior Year	3,184,509,012	11,384,774,389
2. Retained Earnings Adjustment		-303,658,755
3. Net Income	-318,229,538	-14,265,624,646
Ⅱ. Unappropriated Retained Earnings to be carried over forward to subsequent year	2,866,279,474	3,184,509,012

Item 2  Amendment to Articles of Incorporation

Article	Before Amendment	After Amendment
Article 4.	Public notices by the Company shall be given by publication in The Korea Economic Daily, a daily newspaper published in Seoul, Korea.
Public notices by the Company shall be given through its Internet homepage (www.webzen.com).

However, the notice shall be given by publication  in The Korea Economic Daily when it is not able to give public notices through its Internet homepage because of computer problems or other reasons that cannot be remedied in the reasonable period of time.

Article 11-2-1
… issuance of new shares in the form of capital increase through a public offering by a resolution of the Board of Directors in accordance with the provisions of Article 165-6 of the Capital Market and Financial Investment Business Act ….

…issuance of new shares in the form of capital increase through a public offering by a resolution of the Board of Directors in accordance with the provisions of Article 165-6 of the Capital Market and Financial Investment Business Act, not exceeding 20/100 of total number of issued and outstanding shares ….

Article 11-2-4	… issuance of new shares to the domestic/overseas finance companies to meet the Company’s urgent funding requirement ….
…issuance of new shares to the domestic/overseas finance companies or institutional investors to meet the Company’s urgent funding requirement, not exceeding 20/100 of total number of issued and outstanding shares ….

Article 12-3	… not exceeding 50/100 of the total number of issued and outstanding shares ….	…not exceeding 20/100 of the total number of issued and outstanding shares ….
Article 16-1	The Company may cancel shares within profits by a resolution of the Board of Directors ….	The Company may cancel shares within profits by a resolution of the Board of Directors, not exceeding 20/100 of total number of issued and outstanding shares ….
Article 17-2	The transfer agent, the location where its services are to be rendered and the scope of its duties shall be determined by the Board of Directors of the Company and shall be publicly announced ….	The transfer agent, its place of business and the scope of its duties shall be determined by the Board of Directors of the Company and shall be publicly announced ….
Article 34-3	Newly established	The Company may not adopt the cumulative voting systems for election of two or more Directors as provided in Article 382-2 of the Korean Commercial Code
Article 47-2	A resolution of the Board of Directors concerning discharge of an Audit Committee member shall require an affirmative vote of two thirds of the directors ….	Deleted
Article 52
With respect to appointing external auditors, the Company shall obtain approval of the External Auditor Nomination Committee (or the Audit Committee) pursuant to the provisions of the Act on External Audit of Stock Companies and shall report appointment of external auditors at the first ordinary shareholders' meeting after appointment.

With respect to appointing external auditors, the Company shall obtain approval of the External Auditor Nomination Committee (or the Audit Committee) pursuant to the provisions of the Act on External Audit of Stock Companies and report the appointment of external auditors at the immediately subsequent Annual General Shareholders' Meeting or provide notice to shareholders before the end of fiscal year by delivering written notification or by posting such information on the Company's website.

Addendum	Newly established	These Articles are amended on March 26, 2010, except for Article 4 which is deemed to be amended on May 29, 2010

Item 3 Approval of Grant of Stock Purchase Option by the Board of Directors
Details of the stock purchase option to be granted by the Board of Directors are as follow:

BOD Resolution Date	Grantees	Relationship to company	Shares to be Granted
			Type of Share	Number of Shares
May 14, 2009	HiuJun Shin	Employee	Common Shares	12,000

BOD Resolution	Method of Grant	Grant of new shares or grant of treasury stocks
May 14, 2009	Type of Shares to be granted	Common Shares
	Number of Shares to be granted	12,000
	Exercise period	May 14, 2011 – May 13, 2013
	Exercise price	KRW 13,600

Details of remaining stock purchase option as of February 22, 2010 as follow:

Total number of shares outstanding	Range of stock purchase options that can be granted	Type of shares	Remaining number of shares that can be granted	Remaining
12,974,000	15% of the total number of shares outstanding	Common Shares	517,150	1,424,950

Item 4  Approval of Limitation on Remuneration of Directors

Pursuant to provisions of our Articles of Incorporation, the limit on remuneration of directors including outside directors shall be approved at the Annual General Meeting of Shareholders. The Board of Directors is empowered to determine the compensation of respective directors. The Board of Director proposes total remuneration limit for directors to be KRW 1,260 million in 2010.

Details of the Limitation on Remuneration of Directors
Approved Total Limitation on Remuneration of Directors in 2009	KRW 1,200,000,000
Total payment on Remuneration of Directors in 2009	KRW 565,522,707
Approval of Limitation on Remuneration of Directors in 2010	KRW 1,260,000,000